Registration No. 333-104792


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO
                                   FORM S-3/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 FX ENERGY, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Nevada                                       87-0504461
 -------------------------------          -------------------------------------
   (State or jurisdiction of              (I.R.S. Employer Identification No.)
 incorporation or organization)

           3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106
  ----------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                David N. Pierce,
                        3006 Highland Drive, Suite 206,
                           Salt Lake City, Utah 84106
                                 (801) 486-5555
           ----------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                                 James R. Kruse
                                 Kevin C. Timken
                        KRUSE LANDA MAYCOCK & RICKS, LLC
                         50 West Broadway, Eighth Floor
                           Salt Lake City, Utah 84101
                            Telephone: (801) 531-7090
                            Telecopy: (801) 531-7091

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                              CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
     Title of each class of         Amount to be       Proposed maximum        Proposed maximum
  securities to be registered        registered       offering price per      aggregate offering          Amount of
                                                           unit(1)                  price(1)           registration fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock(2)                      4,520,000              $3.14                $14,192,800                $1,149
Purchase Rights(3)
===========================================================================================================================

(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the average of the high and low price reported on the Nasdaq SmallCap Market for the Registrant's common stock on April 24, 2003 (Rule 457(c)).
(2) Consists of shares held by or issuable to selling stockholders on the exercise of common stock purchase warrants. Pursuant to Rule 416, there are also being registered such additional securities as may become issuable as a result of the antidilution provisions of the warrants.
(3) Preferred stock purchase rights are evidenced by certificates for shares of the common stock and automatically trade with the common stock. Value attributable to such preferred stock purchase rights, if any, is reflected in the market price of the common stock.

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   Subject To Completion, Dated June 27, 2003

The information contained in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                               [FX ENERGY'S LOGO]

                   Resale of 4,520,000 shares of common stock


The stockholders of FX Energy, Inc., named under the caption "Selling Stockholders" on page 16 may offer and sell from time to time common stock using this prospectus in transactions:


         o        on the Nasdaq SmallCap Market or otherwise;

         o at market prices, which may vary during the offering period, or at negotiated prices; and

         o in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, or otherwise.

The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions relating to the sale of the shares. We have agreed to pay the legal, accounting, printing and other expenses related to the registration of the sale of the shares.

                     Nasdaq SmallCap Market symbol, "FXEN."


         Last reported sales price on June 18, 2003, $3.05 per share.

An investment in our shares involves certain risks. We urge you to read the "Risk Factors" section beginning on page 2 and the rest of this prospectus before making an investment decision.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2003.

                                    OVERVIEW


We are an independent oil and gas company focused on exploration, development and production opportunities in the Republic of Poland, much of it in association with the Polish Oil and Gas Company, or POGC, and others. See "Recent Developments: Activities in Poland, Important Relationships," page 10. We believe the cooperative working environment with POGC in Poland allows us to operate effectively with in-country operating and technical personnel, access geological and geophysical data readily, and interact in general with governmental and industry contacts in Poland. See "Recent Developments:
Activities in Poland, page 9." We also produce oil and have an oilfield services company in the United States. See "Recent Developments: Activities in the United States," page 13.

We are focused on Poland because we believe it provides attractive oil and gas exploration and production opportunities. In our view, these opportunities exist because all or key areas of the country were closed to competition from foreign oil and gas companies for many decades. As a result, we believe its known productive areas are underexplored, underdeveloped and underexploited today. Poland is a net importer of oil and gas. We believe Poland's fiscal regime is favorable to foreign investment, which reinforces the attractiveness of Poland.

References to us in this prospectus include FX Energy, Inc., our subsidiaries, and the entities or enterprises organized under Polish law in which we have an interest and through which we conduct our activities in that country.



                                  RISK FACTORS

     Risks Relating to our Business


         The auditor's report on our financial statements for the year ended December 31, 2002, contains an explanatory paragraph about our ability to continue as a going concern.

We have incurred substantial operating losses and negative cash flows from operations since inception, and our obligations and commitments for the year ended December 31, 2003, exceed the cash we have available. These matters raise substantial doubt about our ability to continue as a going concern.

         We continue to need additional financing to supplement our limited financial resources and we may be unable to obtain it.

As of March 31, 2003, we had a working capital deficit of approximately $4.2 million and a stockholders' deficit of approximately $1.8 million. We have $4.4 million plus interest due to POGC before December 31, 2003, a $5.6 million work commitment in the Fences I project area, and approximately $1.8 million in general, administrative and marketing expenses, in addition to any geophysical costs we may wish to expend. We do not currently generate sufficient revenues to cover our costs of operation, including our exploration and general and administrative costs, and will continue to rely on raising additional capital through attracting industry or financial participants, raising additional equity, incurring additional debt, selling or conveying interests in our assets in exchange for exploration funding, or completing other arrangements. We may be unable to obtain additional financing, further reduce expenses, or successfully complete other steps to meet our obligations and commitments and continue as a going concern. If we are unable to obtain sufficient funds to satisfy our future cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.

         Our success depends largely on our discovery of economic quantities of oil or gas in Poland and we may be unable to do so.

Our ability to obtain additional financing and to continue as a going concern depends on the exploration potential of our prospect areas, the perception of prospective funding sources or industry participants that our prospects have attractive commercial potential in view of the related risks, and our discovery of commercial quantities of oil or gas in Poland.

         Factors outside our control may prevent us from establishing commercial production or substantial reserves as a result of our exploration, appraisal and development activities in Poland.


The factors listed below, most of which are outside our control, may prevent us from establishing commercial production or substantial reserves as a result of our exploration, appraisal and development activities in Poland:


         o Our interpretations of geological and geophysical data may not lead to oil or gas discoveries.

         o Future wells may not encounter commercial quantities of oil or gas.


         o There is no way to predict in advance of drilling and testing whether any prospect encountering oil or gas will yield oil or gas in sufficient quantities to cover drilling or completion costs or to be economically viable.

         o One or more appraisal wells may be required to confirm the commercial potential of an oil or gas discovery.

         o We may continue to incur exploration costs in specific areas even if initial appraisal wells are plugged and abandoned or, if completed for production, do not result in production of commercial quantities of oil or gas.

         o Drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including operating problems encountered during drilling, weather conditions, compliance with governmental requirements, shortages or delays in the delivery of equipment or availability of services and other factors.


         We have had limited exploratory success in Poland and our efforts may be unsuccessful in the future.

We have participated in drilling 15 exploratory wells in Poland, consisting of 12 exploratory dry holes, two that discovered hydrocarbons in place, one of which was not completed, one of which was completed for production but not placed into production and is considered shut-in, and one that was placed into production. We have no retained interest in production or reserves from the one discovery in Poland that was placed into production, the Kleka 11 well in the Fences I project area, because we agreed to convey it to POGC in order to reduce the balance of our commitment to earn an interest in the Fences I project area. See "Recent Developments: Activities in Poland--Fences I Project Area," page 11. The shut-in Wilga 2 is located approximately 19 kilometers from the nearest pipeline, and we have not determined that the construction of pipeline and related production facilities is economically feasible.

         We have limited control over our exploration and development activities in Poland and may suffer delays or increased costs as a result.

We rely to a significant extent on the expertise and financial capabilities of POGC. The failure of POGC to perform its obligations as operator in conducting drilling and other field activities in all of our project areas, other than the Pomeranian project area, may require that we take steps under our agreement to become operator and perhaps advance POGC's share, if any, of costs of proposed activities, which may delay our planned exploration or may result in delays and increased costs. If we are unable to complete exploration, we may be unable to earn an interest in the related project area or recover costs incurred to date. See "Recent Developments: Activities in Poland," page 9. In the future, we may become even more reliant upon the operational expertise and financial capabilities of our industry participants.

         In the Fences project areas, we have agreements with POGC but no agreements with the governmental agencies owning the oil or gas rights.

We currently have no direct interest in the underlying agreements, licenses and grants from the Polish agencies governing the exploration, exploitation, development or production of acreage in the Fences project areas, where POGC is the operator. We may be unable to earn an interest in these project areas or recover costs incurred to date if POGC should elect not to pursue activities on such acreage, should our relationship with POGC deteriorate or terminate, or if the government agencies should fail to fulfill the requirements of or elect to terminate any agreements, licenses or grants pertaining to the Fences project area. If we do not pay POGC $4.4 million by December 31, 2003, and complete the balance of our $5.6 million work commitment in the Fences I project area, we would be required to relinquish all interest in that area.

         The exploration models we are using in Poland may not improve our chances of finding oil or gas in Poland.

The exploration models we or POGC use or develop may not provide a useful or effective guide for selecting exploration prospects and drilling targets. We will have to revise or replace these exploration models as a guide to further exploration if ongoing drilling results do not confirm their validity. These exploration models may be based on incomplete or unconfirmed data and theories that have not been fully tested. The seismic data, other technologies and the study of producing fields in the area do not enable us to know conclusively prior to drilling that oil or gas will be present in commercial quantities. The analogies that we draw from available data from other wells, more fully explored prospects or producing fields may not be applicable to our drilling prospects.


         We may encounter delays in placing our current or future discoveries into production.


We may encounter delays in commencing the production and the sale of gas we may discover in Poland. The possible delays may include obtaining rights-of-way to connect to the POGC pipeline system, construction permits, availability of materials and contractors, the signing of an oil or gas purchase contract and other factors. Such delays would correspondingly delay the commencement of cash flow.


         We cannot accurately predict the size of exploration targets or foresee all related risks.


Notwithstanding the accumulation and study of two-dimensional and three-dimensional, or 2-D and 3-D, respectively, seismic data, drilling logs, production information from established fields and other data, we cannot predict accurately the oil or gas potential of individual prospects and drilling targets or the related risks. Our predictions are only preliminary geological estimates of the forecasted volume and characteristics of possible reservoirs and are not an estimate of reserves. In some cases, our estimates may be based on a review of data from other exploration or producing fields in the area that may not be similar to our exploration prospects. We may require several test wells and long-term analysis of test data and history of production to determine the oil or gas potential of individual prospects.

         Privatization of POGC could affect our relationship and future opportunities in Poland.


We believe our activities in Poland have benefited from our relationship with POGC, which has provided us with exploration acreage, seismic data and production data under our agreements. The Polish government has commenced the privatization of POGC by privatizing some of POGC's refining assets and has stated its intent to privatize other segments of POGC. The timing of such privatization is unclear and beyond our control. Privatization may result in new policies, strategies or ownership that could make it more difficult, time-consuming and expensive for us to work with POGC and may reduce or eliminate the availability of opportunities with POGC in the future.

         Our loan agreement with Rolls-Royce Power Ventures Limited restricts our flexibility.

We have encumbered certain of our property interests in Poland to secure repayment of the remaining $3.3 million balance, plus interest, due Rolls-Royce Power Ventures by December 31, 2003. Unless converted to common stock at $3.42 per share, we may have to raise additional capital to repay the loan. The loan will have to be repaid notwithstanding our other cash requirements or the potentially greater financial return from other expenditures. In addition, our agreements with Rolls-Royce Power Ventures preclude us from incurring additional indebtedness other than for operating costs or conveying or encumbering our property interests in Poland without repaying the balance due Rolls-Royce Power Ventures. Our agreement with Rolls-Royce Power Ventures also specifies that we will be in default if we breach one of the above covenants, fail to make payments as due, or file for bankruptcy protection or become subject to an order granting relief in an involuntary bankruptcy proceeding. Upon such a default, Rolls-Royce Power Ventures would be entitled to accelerate the due date of the loan, exercise its rights under the security agreements, and pursue all available legal remedies.


         The loss of key personnel could have an adverse impact on our operations.


We rely on our officers and key employees and their expertise, particularly David N. Pierce, Chairman, President and Chief Executive Officer; Thomas B. Lovejoy, Vice-Chairman and Chief Financial Officer; Andrew W. Pierce, Vice-President and Chief Operating Officer; and Jerzy B. Maciolek, Vice-President of Exploration. The loss of the services of any of these individuals may materially and adversely affect our ability to obtain required additional capital or complete our planned exploration program in Poland. We do not maintain key-man insurance on any of our employees.


         Oil and gas price decreases and volatility could adversely affect our operations and our ability to obtain financing.

Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to the following factors:

         o        the market and price structure in local markets;

         o        changes in the supply of and demand for oil and gas;

         o        market and political uncertainty;


         o political conditions in local or international oil and gas producing regions;


         o the extent of production and importation of oil and gas into existing or potential markets;

         o        the state of the economy and the level of consumer demand;


         o weather conditions affecting production, transportation and consumption;

         o the competitive position of oil or gas as a source of energy, as compared with coal, nuclear energy, hydroelectric power and other energy sources;

         o the availability, proximity and capacity of gathering systems, pipelines and processing facilities;

         o the effect of government regulation on the production, transportation and sale of oil and gas; and

         o        other factors beyond our control.


The foregoing factors could make it more difficult to obtain funding from external sources.

         Our insurance may not be adequate to protect us against numerous operating risks.

Our oil and gas activities are subject to industry hazards such as blowouts, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. The general liability insurance we carry does not cover all of our risks, may not be sufficient to pay the full amount of potential liabilities, and may not be available in the future on reasonable terms. The self-insurance provided by POGC, as operator of the Fences project area, may not cover all casualties adequately. We do not plan to purchase well control insurance on wells we drill in the Fences project area and may elect not to purchase such insurance on wells drilled in other areas in Poland. We do not maintain insurance against risks related to violations of environmental laws. A significant casualty that is not fully covered by insurance could expose us to financial loss well beyond our ability to pay. Further, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.


     Risks Relating to Conducting Business in Poland

         Polish laws, regulations and policies may be changed in ways that could adversely impact our business.

Our oil and gas activities in Poland are and will continue to be subject to ongoing uncertainties and risks, including:

         o possible changes in government personnel, the development of new administrative policies and practices;


         o possible changes to the laws, regulations and policies applicable to us or the oil and gas industry in Poland in general;

         o uncertainties as to whether the laws and regulations will be applicable in any particular circumstance under Poland's immature legal system;

         o uncertainties as to the manner in which we may be able to enforce our rights in Poland under its immature legal system;


         o        political instability and possible changes in government;


         o        changes in export and transportation tariffs;

         o        changes in local and national tax requirements; and

         o expropriation or nationalization of private enterprises and other risks arising out of foreign government sovereignty over our acreage in Poland.

         Poland has a developing regulatory regime, regulatory policies and interpretations that are relatively untested, making it difficult to evaluate how the regulatory regime will affect our operations.

Poland has a developing regulatory regime governing exploration, development, production, marketing, transportation and storage of oil and gas. These provisions were promulgated relatively recently and are relatively untested. Therefore, there is little or no administrative or enforcement history or established practice that can aid us in evaluating how the regulatory regime will affect our operations. It is possible that such governmental policies will change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will restrict our proposed activities or result in delays, increased costs or decreased opportunities.

         Our activities are subject to rapidly changing environmental laws and regulations that could result in additional costs to us or the imposition of liability.

Operations on our project areas are subject to environmental laws and regulations in Poland that provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas exploration and development. We are required to prepare and obtain approval of environmental impact assessments by governmental authorities in Poland prior to commencing oil or gas production, transportation and processing functions.

We may not have complied with all applicable laws and regulations in drilling wells, acquiring seismic data or completing other activities in Poland to date. The Polish government may adopt more restrictive regulations or administrative policies or practices. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures. Further, breaches of such regulations may result in mitigation costs, adverse publicity, or the imposition of fines and penalties, any of which may be material. These environmental costs could have a material adverse effect on our financial condition or results of operations in the future.


     Risks Related to an Investment in our Common Stock

         Our stockholder rights plan and bylaws discourage unsolicited takeover proposals and could prevent our stockholders from realizing a premium on our common stock.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our articles of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that our stockholders may consider to be in their best interests that include:

         o provisions that members of the board of directors are elected and retire in rotation; and

         o the ability of the board of directors to designate the terms of, and to issue new series of, preferred shares.

Together, these provisions and our stockholder rights plan may discourage transactions that otherwise could involve payment to our stockholders of a premium over prevailing market prices for our common shares.


         Our common stock price has been and may continue to be extremely volatile, which may make it difficult to obtain financing and may preclude our investors from recovering their investment in our common stock.


Our common stock has traded as low as $1.83 and as high as $3.54 between January 1, 2002, and the date of this prospectus. Some of the factors leading to this volatility include:

         o the timing and availability of capital from industry or financial sources;

         o the potential sale by us of newly issued common stock to raise capital or by existing stockholders of restricted securities;

         o changes in stock market analysts' recommendations regarding us, other oil and gas companies or the oil and gas industry in general;

         o price and volume fluctuations in the general securities markets that are unrelated to our results of operations;

         o the investment community's view of companies with assets and operations outside the United States;

         o the outcome of individual wells or the timing of exploration efforts in Poland;

         o        prevailing world prices for oil and gas; and


         o the perceived potential of our current and planned activities in Poland.

                 Special Note about Forward-Looking Information

This prospectus and the information incorporated by reference contain statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. Statements that describe our future strategic plans, goals or objectives are also forward-looking statements. Any forward-looking statements, including those regarding us or our management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance or results or events and involve risks and uncertainties, such as those discussed below.

The forward-looking statements are based on present circumstances and on our predictions respecting events that have not occurred, that may not occur, or that may occur with different consequences and timing than those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors discussed below. The cautionary statements are intended to be applicable to all related forward-looking statements wherever they appear in this prospectus or in information incorporated by reference. We assume no obligation to update such forward-looking statements or to update reasons that actual results could differ materially from those anticipated in such forward-looking statements.



                               RECENT DEVELOPMENTS


Overview

We are an independent oil and gas company focused on exploration, development and production opportunities in the Republic of Poland in association with the POGC and others, as discussed below. We believe the cooperative working environment with POGC in Poland allows us to operate effectively with in-country operating and technical personnel, access geological and geophysical data readily, and interact in general with governmental and industry contacts in Poland.

We are focused on Poland because we believe it provides attractive oil and gas exploration and production opportunities. In our view, these opportunities exist because all or key areas of the country were closed to competition from foreign oil and gas companies for many decades. As a result, we believe its known productive areas are underexplored, underdeveloped and underexploited today. Poland is a net importer of oil and gas. We believe Poland's fiscal regime is favorable to foreign investment, which reinforces the attractiveness of Poland.

Our ongoing activities in Poland are conducted in five project areas: Fences I, II and III, Pomeranian and Wilga. Our focus today is on the three Fences project areas, where the gas-bearing Rotliegendes sandstone reservoir rock in Poland's Permian basin is a direct parallel to the Southern North Sea gas basin offshore England.

In the United States, we currently produce oil in Montana and Nevada and perform a variety of third-party contract oilfield services in Montana.


Activities in Poland


         Strategy

We seek the potential rewards of high potential exploration opportunities while endeavoring to minimize our exposure to the risks normally associated with exploration. We try to compensate for our small size and limited capital by seeking farmout arrangements with industry participants in which we agree to convey an interest in our exploration projects in exchange for the contribution of the financial and technical resources by larger industry participants. As discussed below, we have agreed to convey an interest in our Fences I project area to CalEnergy Gas (Holdings) Ltd. upon its expenditure by December 15, 2003, of $10.6 million for agreed items. We are seeking additional similar arrangements for our Fences II and III and Pomeranian project areas, as discussed below.

We have shifted our focus away from pure exploration to concentrate on underexplored acreage in productive fairways or geologic trends where we believe we have the opportunity to find significant gas reserves with lower risk. Our strategy is to:

         o acquire large acreage positions in underexplored areas of known production fairways, particularly where there has been little or no exploration for many years;

         o carry out an initial evaluation of the properties to provide value uplift at low cost; and

         o market these properties to industry on conventional farmout terms.

We expect this strategy to allow us to more than recoup our costs, earn a carried interest in the initial drilling phase without direct financial exposure of our own, and retain the upside of a substantial interest in potential reserves.

         Important Relationships

We believe strategic relationships assist us in obtaining access to exploration opportunities in Poland as well as the financial and technical resources of larger industry participants to undertake planned exploration.

Our primary strategic relationship is with POGC, a fully integrated oil and gas company owned by the Treasury of the Republic of Poland that is its principal domestic oil and gas exploration entity. We believe our strategic alliance with POGC provides us with access to exploration opportunities, important previously-collected exploration data, and technical and operational support. For example, as detailed below, we participate with POGC in substantially all of our ongoing activities in Poland, including:

         o the Fences I project area in which we agreed in April 2000 to spend $16.0 million on reviewing data provided by POGC and drilling and other exploration costs to earn a 49% interest in approximately 265,000 gross acres where POGC is the operator;

         o the Fences II project area in which POGC has provided technical data, and we have the right under a January 2003 agreement to earn a 49% interest in approximately 670,000 gross acres, subject to fulfilling our Fences I commitments; and

         o the Pomeranian project area, in which POGC exercised its option to participate in the Tuchola and Chojnice wells before the option expired.

In each of the above project areas, POGC provided us with existing geological and geophysical data and advised during all phases of exploration. Previously, we participated with POGC in exploration in other project areas in which we have terminated our interest after initial exploration that did not discover commercial oil or gas. We believe that our relationship with POGC will continue to provide additional opportunities in Poland.

POGC is designated as the operator in the Fences I and II project areas and Apache Corporation is designated as the operator in the Wilga project area, in each case under standard U.S. oil and gas industry joint operating agreements in which the operator has the responsibility for field activities, including drilling, completing and production operations. The operator has the right, after consultation with a technical committee on which we are represented, to propose specific drilling or other activities, designate proposed drilling locations, elect initially whether to complete or plug and abandon a well, and make similar operating decisions. As non-operator, we have the right to propose activities on the failure of the operator to do so. Either party has the right to decline to participate in activities proposed by the other, in which case the proposing party can proceed with such activities at its own cost and risk.

In January 2003, we entered into a farmout agreement with CalEnergy Gas (Holdings) Ltd. that allows it to spend a total of $10.6 million by December 15, 2003, to earn a 24.5% interest (half of our 49% interest) in our Fences I project area, as discussed below.

We are seeking a farmout with an industry participant for our Fences II project area, and following our initial evaluation of the Fences III area, we plan to seek other industry participants to join us in further exploration activities. We will also seek an industry participant for further activities in our Pomeranian project area and perhaps the Wilga project area.

We, POGC and Apache Corporation also own the approximately 250,000 gross acre Wilga project area on which the shut-in Wilga 2 well is located. Between 1997 and 2001, Apache Corporation paid for and operated a 10-well exploration program, including providing for geological and geophysical work and related expenditures in Poland. Aside from our joint ownership of the Wilga project area, we have no ongoing relationship with Apache Corporation.


         Fences I Project Area


The Fences I project area consists of approximately 265,000 gross acres (1,074 sq. km.) in western Poland's Permian basin. Several gas fields located in the Fences I block are excluded or "fenced off" from the exploration acreage. These fields, discovered by POGC between 1974 and 1982, produce from Rotliegendes sandstone reservoirs. The Rotliegendes is the primary target horizon throughout most of the Fences I project area, at depths from about 2,800 to 3,200 meters, except along the extreme southwest portion where the target reservoir is carbonates of the lower Permian.


In April 2000, we agreed to spend $16.0 million on exploration costs in the Fences I project area to earn a 49% interest. When expenditures exceed $16.0 million, POGC will pay its 51% share of further costs. To date, we have incurred expenditures of $10.6 million (including $4.4 million in accrued liabilities payable to POGC on or before December 31, 2003) toward the $16.0 million commitment, leaving a remaining work commitment of $5.4 million.

During 2000, we drilled the Kleka 11, our first Rotliegendes target, which began producing in early 2001. During 2001, we drilled the Mieszkow 1, an exploratory dry hole. The Mieszkow well demonstrated to us the need to apply modern seismic processing and to assure careful handling of velocities in seismic interpretation. In 2002, we reprocessed approximately 1,200 kilometers of 2-D seismic data that had not previously been processed with modern geophysical techniques, covering most of the Fences area. POGC has since begun reprocessing some of the 3-D data in the Fences I area.


In January 2003, we entered into a Farmout Agreement with CalEnergy Gas, the upstream gas business unit of MidAmerican Energy Holdings Company, whereby CalEnergy Gas has the right, but not the obligation, to earn a 24.5% interest by spending a total of $10.6 million, including the cost to drill two wells plus certain cash payments to us, all to be completed by December 15, 2003. The operating committee has approved the Zaniemysl prospect in Fences I as the first well to be drilled under this farmout agreement. The parties are now preparing the drilling plan, soliciting bids from drilling contractors, and completing other predrilling details. If CalEnergy Gas completes all the earning requirements, the work performed and payments will exceed our remaining obligations to POGC to complete our earning requirements in the Fences I project area. However, any such payment to us is pledged to Rolls-Royce Power Ventures Limited until the note, with a principal balance of approximately $3.3 million, plus interest, has been satisfied in full.

In late 2002, as part of our discussions with POGC concerning the CalEnergy Gas Farmout Agreement and the opportunity to participate with POGC in other exploration projects, we reaffirmed our intent to fulfill the $16.0 million commitment with POGC under an agreement to restructure our payments to POGC. As part of our future payments towards the remaining commitment, we have agreed to assign in 2003, as soon as is practicable, all of our rights to the Kleka 11 well, including $606,986 recorded as accounts receivable as of December 31, 2002, for Kleka gas sales. The liability will be further offset in 2003 by the value of the remaining gas reserves associated with the Kleka well, as determined by an independent engineer under criteria to be agreed to. As of December 31, 2002, we had estimated proved, developed, producing gas reserves of 1,374 million cubic feet of gas, with an estimated net present value, discounted at 10%, of approximately $1.1 million. As a result of this agreement to transfer the Kleka 11 well, we have not had any interest in production in Poland since December 31, 2002. We agreed to convey our interest in the Kleka 11 well in order to conserve cash while reducing the balance of our $16.0 million commitment to POGC in view of our limited liquidity.


         Fences II Project Area


The Fences II project area is 670,000 acres (2,715 sq. km.) located north of and contiguous with the Fences I block. POGC's Radlin field forms part of the Fences II southern border. Under a January 2003 agreement, we have the right to earn a 49% interest from POGC, subject to satisfactory completion of our obligations in Fences I and our expenditure of $4.0 million in exploration costs. In early 2002, Conoco, Inc., Ruhrgas and POGC drilled a dry hole in the northeast of the Fences II area. POGC has advised us that the well, although dry, did confirm the presence of reservoir quality Rotliegendes sandstone at a depth of more than 3,700 meters, which we believe makes virtually the entire block prospective reservoir quality for Rotliegendes subject to accurate geophysical resolution of the trapping features.

A significant amount of geological and geophysical work was completed by POGC and Conoco before Conoco's withdrawal from the project at the end of 2002. As a result of our access to part of the results of that work, we were able immediately to begin marketing drill-ready prospects in the Fences II project area. We seek a farmout with an industry participant as soon as possible, perhaps in time to drill in 2003. We are currently evaluating the existing seismic data for possible reprocessing. Later this year, we may acquire new 2-D data to define additional prospects for drilling.


         Fences III Project Area


The Fences III project area is 770,000 acres (3,122 sq. km.) located approximately 25 miles south of Fences I. In March 2003, we reached agreement with the Ministry of the Environment in Poland on final principal terms, subject to formal documentation, for 100% of the exploration rights to the Fences III project area. As with the Fences I block, several gas fields located in the Fences III block are fenced off from the exploration acreage. These fields, discovered by POGC between 1967 and 1976, produced from both Rotliegendes sandstone and Zechstein carbonate reservoirs. There has not been an exploration program on this acreage in 25 years.

We are currently assembling the existing seismic data, quite abundant in the northern portion of the block, for evaluation, mapping and possible reprocessing. We will have to carry out a geophysical exploration program to identify leads and prospects that merit drilling. Subject to the availability of funds, we will carry out this work before seeking a farmout with an industry participant. However, as we hold 100% interest in the area, we have greater flexibility and could seek a farmout with an industry participant to help with the geophysical costs if we so elected.


The Fences I, II and III project areas (a total of 1.7 million gross acres or 6,911 sq. km.) are all within an area of underexplored Rotliegendes sandstone. To our knowledge, no exploration program focused on Rotliegendes gas reserves has been undertaken in Poland using the technology available today, and no sustained exploration effort has been made in the three Fences project areas for Rotliegendes gas fields in the last 20 years.

         Pomeranian Project Area


We are the operator and have a 100% interest in the Pomeranian project area, except for Block 108, where we have an 85% interest and POGC has a 15% interest. The Pomeranian project area is located in northwestern Poland and consists of exploration rights covering approximately 2.2 million gross acres (9,000 sq. km.) lying along the underexplored northern edge of the Permian Basin in northwestern Poland. The Pomeranian project area is relatively unexplored and has had little oil and gas production. We believe portions of the Pomeranian project area may be geologically similar to the producing trends along the southern edge of Poland's Permian Basin. In the past, POGC provided us with existing seismic data and well logs and cores from the Pomeranian project area for reprocessing and analysis.

During 2000 and 2001, we, Apache Corporation as operator, and POGC acquired approximately 600 kilometers of new 2-D seismic data in the Pomeranian project area and drilled two wells: the Tuchola 108-2 and the Chojnice 108-6. An open-hole test on the Tuchola 108-2 resulted in a flow rate of 9.5 million cubic feet of gas per day from the Main Dolomite Reef formation at a depth between 2,535 meters and 2,595 meters. The Tuchola 108-2 well was subsequently completed in an approximately 200 foot thick section of the Main Dolomite, but remains shut-in. The Chojnice 108-6 was drilled at an offset location approximately three kilometers northwest of the Tuchola 108-2 and was subsequently determined to be an exploratory dry hole. The sustainable flow rate from the well cannot be allowed to exceed 1.0 million cubic feet of gas per day to avoid production of salt water, which would eventually choke off the production lines. We have been approached by a potential gas customer with a proposal to utilize gas from the Tuchola well for onsite power generation. In view of the limited sustainable flow rate, we are not considering a pipeline connection. We intend to farm out part of our interest in the entire Pomeranian project area to an industry participant prior to conducting further exploratory activities.


         Wilga/Block 255 Project Area


The Wilga project area in central southeast Poland consists of exploration rights on approximately 250,000 gross acres held by us, Apache Corporation and POGC in Block 255, where the Wilga 2 discovery well is located. We have a 45% working interest in the Wilga project area, which is operated by Apache Corporation. Initial production tests on the Wilga 2 yielded a combined gross flow rate of 16.9 million cubic feet of gas and 570 barrels of condensate per day from the Carboniferous formation at a depth of approximately 2,800 meters. During 2001, we and our participants successfully completed an extended flow test on the Wilga 2, confirming that the well appears to be capable of producing at a rate of approximately 5.0 million cubic feet of gas and 300 barrels of condensate per day. However, given the limited total reserves and the estimated cost of production facilities and pipeline connection approximately 18 kilometers distant, the well continues to be shut-in. We have no current plans to place this well into commercial production in the light of pipeline and facility expenditures that would be required. No further exploration is planned for the block at this time, and we may farm-out or sell our interest.

Activities in the United States

         Producing Properties

In the United States, we currently produce oil in Montana and Nevada from a total of 118 gross wells in which we have an interest, or 107.2 net wells, on 11,132 gross developed acres, or 10,546 net developed acres. All of our producing properties, except for the Rattlers Butte field (an exploratory discovery during 1997), were purchased during 1994.

In Montana, we operate the Cut Bank and Bears Den fields and have an interest in the Rattlers Butte field, which is operated by another firm. In the Cut Bank field, we own an average working interest of 99.5% in 93 producing oil wells, 27 active injection wells and one active water supply well. In the Bears Den field, we own a 48% working interest in three active water injection wells and five producing oil wells, which produce oil at a depth of approximately 2,430 feet. In the Rattlers Butte field, we own a 6.3% working interest in two oil wells producing at a depth of approximately 5,800 feet and one active water injection well.

In Nevada, we operate the Trap Spring and Munson Ranch fields and have an interest in the Bacon Flat field, which is operated by another firm. In the Trap Spring field, we produce oil from a depth of approximately 3,700 feet from one well, with a working interest of 21.6%. In the Munson Ranch field, we produce oil at an average depth of 3,800 feet from five wells, with an average working interest of 36%. In the Bacon Flat field, we produce oil from one well at a depth of approximately 5,000 feet, with a 16.9% working interest.

We sell oil at posted field prices to one of several purchasers in each of our production areas. We sell our Montana production, which represents over 85% of our total oil sales, to Plains Marketing Canada L.P. Posted prices are generally competitive among crude oil purchasers. Our crude oil sales contracts may be terminated by either party upon 30 days' notice.

As of December 31, 2002, we had estimated proved developed and proved undeveloped oil reserves of 1,015 and 27 thousand barrels, respectively, for a total of 1,042 thousand barrels with an estimated net present value, discounted at 10%, of approximately $5.4 million.

We have not drilled any wells in the United States in the preceding three years.

     Oilfield Services

In Montana, we perform through our drilling subsidiary, FX Drilling Company, Inc., a variety of third-party contract oilfield services, including drilling, workovers, location work, cementing and acidizing. We currently have a drilling rig capable of drilling to a vertical depth of 6,000 feet, a workover rig, two service rigs, cementing equipment, acidizing equipment and other associated oilfield servicing equipment.

                              NO NET PROCEEDS TO US

We will receive no proceeds from the sale of 4,520,000 shares of common stock by the selling stockholders.


The shares to be sold by selling stockholders include 2,250,000 shares issuable upon the exercise of warrants after March 1, 2004, and on or before March 1, 2008, at $3.60 per share, which would result in $8,100,000 in net proceeds to us. No selling stockholder has committed or is obligated to exercise any of the warrants.

For a description of the preferred stock, the common stock and the warrants, see "Description of Securities," page 17.



                                  NO DIVIDENDS

We have not paid dividends on the common stock. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

                              SELLING STOCKHOLDERS


On March 13, 2003, we sold 2,250,000 shares of 2003 Series Convertible Preferred Stock in a private placement of securities to the selling stockholders, each of whom we reasonably believed to be an "accredited investor" under Regulation D promulgated under the Securities Act of 1933. Each share of preferred stock converts on the effective date of the registration statement of which this prospectus is a part into one share of common stock and one warrant to purchase one share of common stock at $3.60 per share. The warrants to purchase are exercisable anytime between March 1, 2004, and March 1, 2008. The preferred stock has a liquidation preference equal to the $2.50 per share sales price for the shares. See "Description of Securities," page 17. We agreed to register resale of the 2,250,000 shares of common stock issued on conversion of the preferred stock and the 2,250,000 shares of common stock issuable if, as and when any of the warrants are converted. None of the above selling stockholders has had, during the preceding three years, any position, office or material position with us or any of our affiliates.

In January 2003, we issued to selling stockholder Zbigniew Bozyczko 20,000 shares for consulting services rendered. Mr. Bozyczko has not had, during the preceding three years, any other position, office or material relationship with us or any of our affiliates.


This prospectus relates to the resale of 4,520,000 shares of our common stock by the selling stockholders. The following table provides certain information concerning the resale of shares of common stock by the selling stockholders and assumes that all shares offered by the selling stockholders will be sold. We will not receive any proceeds from the resale of the common stock by the selling stockholders:

                                                                              Common Stock
                                                  ---------------------------------------------------------------------
                                                        Beneficially            Number             Beneficially
                                                  Owned Before Offering(1)   to be Sold(2)     Owned After Offering
                                                  -------------------------- -------------- ---------------------------
              Selling Stockholder                    Number       Percent                      Number       Percent
              -------------------                    ------       -------                      ------       -------

CB II Capital Group, LP(3)...................       2,800,000       12.6%      2,800,000            --         *
CASCOH, Inc. ................................       1,007,300        4.5       1,000,000         7,300         *
Joe C. Higday................................         550,000        2.5         300,000       250,000         1.1%
Barton J. Cohen(4)...........................         363,550        1.6         200,000       163,550         *
Pleiades Investment Partners-R, L.P.(5)......         281,900        1.3         130,000       151,900         *
Potomac Capital Partners, LP(5)..............         634,300        2.9          70,000       564,300         2.5
Zbigniew Bozyczko............................          20,000        *            20,000                       *
                                                    ---------                  ---------     ---------
                                                    5,657,050                  4,520,000     1,137,050
                                                    =========                  =========     =========

-------------------------
* Less than 1%.
(1)  Assumes conversion and exercise of warrants.
(2) One-half of such shares were issued on the conversion of shares of 2003 Series Convertible Preferred Stock on the effective date of this prospectus and one-half are issuable on the exercise of warrants at $3.60 per share.

(3) James H. McCroy, the president of JHM Investment Group, Inc., the general partner of CB II Capital Group, LP, has sole voting and investment control over the shares owned by CB II Capital Group, LP.
(4) Mr. Cohen may also be deemed the beneficial owner of shares held of record by CASCOH, Inc., over which he shares voting and investment control.
(5) Potomac Capital Management, Inc. exercises investment and voting control over securities owned of record by Potomac Capital Partners, LP and Pleiades Investment Partners - R, L.P., as well as another stockholder that owns 109,300 shares of record.

                            DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock (including 500,000 shares of Series A Preferred Stock), $0.001 par value.

Common Stock

As of June 20, 2003, we had 17,716,185 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future. In certain cases, common stockholders may not receive dividends, if and when declared by the board of directors, until we have satisfied our obligations to any preferred stockholders.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders, including persons purchasing common stock in this offering.

Preferred Stock

Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of our company and voting rights, if any.

         2003 Series Convertible Preferred Stock

We have issued and outstanding 2,250,000 shares of 2003 Series Convertible Preferred Stock that is converted automatically upon the effectiveness of the registration statement of which this prospectus is a part into one share of common stock and one warrant to purchase one share of common stock at $3.60 per share at any time between March 1, 2004, and March 1, 2008. Each share of preferred stock has a preference on distributions in our dissolution and liquidation equal to the $2.50 per share sales price for the shares.

The 2003 Series Convertible Preferred Stock is not entitled to vote on matters submitted to a vote of the common stock at any meeting of the stockholders, except to the extent that the consent of the holders of the preferred stock, voting as a class, is specifically required by the provisions of the corporation laws of the state of Nevada.

Holders of the 2003 Series Convertible Preferred Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends.

         Series A Preferred Stock

We are authorized to issue 500,000 shares of Series A Preferred Stock. Such preferred stock is nonredeemable and subordinate to any other series of our preferred stock that may at any time be issued. We currently do not have any preferred stock outstanding. The Series A Preferred Stock is authorized for issuance pursuant to the preferred stock purchase rights that trade with the common stock, as described below. Each share of Series A Preferred Stock is entitled to receive, when, as and if declared, a dividend in an amount equal to one hundred times the cash dividend declared on each share of common stock and one hundred times any noncash dividends declared with respect to each share of common stock, in like kind, other than a dividend payable in shares of common stock. In the event of liquidation, the holder of each share of Series A Preferred Stock shall be entitled to receive a liquidation payment in an amount equal to one hundred times the liquidation payment made per share of our common stock. Each share of Series A Preferred Stock has one hundred votes, voting together with the common stock and not as a separate class, unless otherwise required by law or our articles of incorporation. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A Preferred Stock is entitled to receive one hundred times the amount received per share of our common stock.

Each share of our common stock includes one right (a Right) that entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of Series A Preferred Stock at an exercise price of $100 per Right, subject to adjustment to prevent dilution. Initially the Rights will not be exercisable, certificates for the Rights will not be issued and, unless and until the Rights become exercisable, they will be transferred with and only with the shares of common stock. The Rights are exercisable on the separation date, which will occur on the earlier of (i) ten calendar days following a public announcement that certain persons or groups have acquired 20% or more of our outstanding voting shares, (ii) ten calendar days following the commencement or public announcement of the intent of any person to acquire 20% or more of our outstanding voting shares; or (iii) such later date as may be fixed by the board of directors. Following the separation date, certificates representing the Rights will be mailed to holders of record of common stock and thereafter such certificates alone will evidence the Rights. If any person acquires more than 20% of our outstanding common stock or we engage in certain business combinations, other than pursuant to a tender or exchange offering for all shares of common stock approved by the board of directors, the Rights become exercisable for common stock, in lieu of Series A Preferred Stock, by paying one half of the exercise price of the Right for a number of shares of our common stock having an aggregate market price equal to such exercise price. Any Rights that are or were beneficially owned by a person who has acquired 20% or more of the outstanding common stock will become void.

We may redeem the Rights at $0.01 per Right at any time until 10 business days after public announcement that a person has acquired 20% or more of the outstanding shares of common stock, provided that the redemption is approved by our Rights Redemption Committee, a committee consisting of at least three continuing directors, a majority of whom is not our employees. The Rights will expire on April 4, 2007, unless earlier redeemed by us. Unless the Rights have been previously redeemed, all shares of common stock issued by us will include Rights. As long as the Rights are redeemable, the Rights Redemption Committee without further stockholder approval may, except with respect to the exercise price or expiration date of the Rights, amend the Rights in any matter that, in the opinion of the board of directors, does not materially adversely affect the interests of holders of the Rights.

The Stockholder Rights Agreement contemplates that we will reserve a sufficient number of authorized but unissued shares of common stock to permit the exercise in full of the Rights granted to the current stockholders should these Rights become exercisable.

Warrants and Options

         Warrants Exercisable 2004-2008

Upon the automatic conversion of the 2,250,000 shares of 2003 Series Convertible Preferred Stock upon the effectiveness of the registration statement of which this prospectus is a part, we are issuing warrants to purchase an aggregate of 2,250,000 shares of common stock.

Each warrant will entitle the holder to purchase one share of common stock at a price of $3.60 per share at any time between March 1, 2004, and March 1, 2008. The warrants may be exercised by surrender at our principal office, with the form of subscription on the warrant duly executed, accompanied by payments for the shares to be issued upon exercise of the warrants. The warrants do not confer upon their holders any of the rights or privileges of stockholders prior to their exercise.

In certain cases of our reorganization, consolidation or merger with or into another corporation, or in the case of the sale of substantially all of our assets, the terms of the warrants provide that the holder shall be entitled to receive, upon payment of the exercise price, such stock or securities or property as such holder would have been entitled to receive if he or she had exercised and purchased the shares called for by the warrant immediately prior to such reorganization, classification, merger or sale. If the number of outstanding shares of our common stock is increased by stock dividend or by a subdivision of the shares of our common stock, then, from and after such dividend or subdivision, the number of shares issuable upon the exercise of each warrant shall be increased in proportion to such increase in outstanding shares, and the exercise price shall be decreased accordingly. If the number of outstanding shares of our common stock is decreased by a combination of shares of our common stock, then, from and after such combination, the number of shares issuable upon exercise of the warrant shall be decreased in proportion to such decrease in outstanding shares, and the exercise price shall be increased accordingly.

Notwithstanding the above paragraph, no adjustment in the number of shares purchasable upon exercise of the warrants shall be required unless such adjustment would require an increase or decrease of at least 1% in the number of shares of our common stock purchasable on the exercise of the warrants; provided, however, that any adjustments that by reason of this provision are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

Upon any adjustment, we will send written notice to all persons who are registered holders of the warrants to the date of such adjustment.

         Other Options and Warrants

In addition to the above warrants to purchase an aggregate of 2,250,000 shares, we also have granted options and warrants to purchase shares to officers, directors, employees and others. As of June 20, 2003, we had reserved for issuance on exercise of options and warrants at exercise prices ranging from $2.40 to $8.63 per share an aggregate of 4,419,017 shares of common stock at a weighted average exercise price of $4.93 per share, consisting of 3,390,867 shares issuable on the exercise of outstanding options and warrants with a weighted average exercise price of $5.61 per share, and 1,028,150 shares issuable on the exercise of options previously granted but not yet exercisable at a weighted exercise price of $2.67 per share.

Certain Article and Bylaw Provisions

Our articles of incorporation divide the members of the board of directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. Our articles of incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the stockholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

Our bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to us at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the Securities and Exchange Commission, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination, as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder, and any material interest of such stockholder in such matter.

Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of our assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all our outstanding shares, or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by our board of directors. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the board of directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration to be received per share by all holders of our outstanding common stock not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding stock.

The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board of directors and thereby deprive the stockholders of opportunities to sell shares of common stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of us or a business combination with us to negotiate on terms acceptable to our then-elected board of directors.

                              PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer any or all of their shares in one or more of the following transactions (which may include block transactions):

         o        on Nasdaq;

         o        in the over-the-counter market;

         o        through short sales of shares;

         o        in negotiated transactions other than in such markets;

         o        by pledge to secure debts and other obligations;

         o in connection with the writing of nontraded and exchange-traded put and call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

         o        in any combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers that may act as agents or principals. The selling stockholders may compensate broker-dealers in the form of commissions, discounts or selling concessions. The broker-dealers may also receive compensation from any purchaser of the shares for whom the broker-dealers acts as agent or to whom it sells as a principal.

The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance on Rule 144 under the Securities Act, as long as they meet the criteria and comply with the requirements of that rule.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and we do not intend to enter into any arrangement with any underwriter or coordinating broker-dealer with respect to sales of the shares by the selling stockholders.

The selling stockholders and any broker-dealers that participate in the distribution of their shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act and, alternatively, to contribute toward amounts paid by the selling stockholders due to such liabilities. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to applicable provisions of and regulations under the Exchange Act that may limit the timing of their purchases and sales of our shares.

We are required to pay all costs, expenses and fees incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, and the selling stockholders are required to pay any brokerage commissions or similar selling expenses incurred by them in connection with the sales of their shares.

As used in this prospectus, "selling stockholders" includes donees, pledges, transferees or other successors-in-interest that are selling shares they received after the date of this prospectus from a selling stockholder named in this prospectus as a gift, pledge, partnership distribution or other non-sale-related transfer.

Upon being notified by a selling stockholder that the selling stockholder has entered into a material arrangement with a broker-dealer for the sale of the selling stockholder's shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required by Rule 424(b) under the Securities Act, disclosing certain information about the arrangement and the sale of the shares involved. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement, as it may be amended or supplemented from time to time, and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.


The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed or furnished the following documents with the SEC (File No. 0-25386) pursuant to the Securities Exchange Act of 1934 and are incorporating those documents by reference in this prospectus and any future filings made with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

         (1) our annual report on Form 10-K (file no. 000-25386) filed March 27, 2003, for the year ended December 31, 2002, as amended;

         (2) our current reports on Form 8-K (file no. 000-25386) filed January 9, January 13, January 27, February 6, February 26, March 13, and April 22, 2003;

         (3) our Proxy Statement relating to the FX Energy 2003 Annual Stockholders' Meeting (file no. 000-25386) filed April 25, 2003, 2003; and

         (4) our quarterly report on Form 10-Q (file no. 000-25386) filed May 15, 2003, for the quarter ended March 31, 2003, as amended.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address: FX Energy, Inc., 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106; Attention:
Scott J. Duncan, telephone 801-486-5555, facsimile 801-486-5575, e-mail scottduncan@fxenergy.com.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus amendment or supplement. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

For a description of our securities, see "Description of Securities," on page
17.


Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 5th Street, N.W., Room 1200, Washington, DC 20549, telephone (202) 942-8090. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Our SEC filings are also available to you free of charge at the SEC's website at http://www.sec.gov. The common stock is traded under the symbol "FXEN" on the Nasdaq SmallCap Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.


                                  LEGAL MATTERS

Certain legal matters respecting the validity under the Nevada Revised Statutes of the common stock to be sold by the selling stockholders have been passed upon for us by Kruse, Landa Maycock & Ricks, LLC., Salt Lake City, Utah.


                                     EXPERTS

The consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 incorporated into this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002, have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The estimated reserve evaluations and related calculations of Troy-Ikoda Limited, an independent engineering firm in the United Kingdom, respecting our proved Polish gas reserves and of Larry D. Krause, independent petroleum engineer in Billings, Montana, respecting our domestic reserves incorporated into this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002, have been included herein in reliance upon the authority of Troy-Ikoda Limited and Mr. Krause as experts in petroleum engineering.

--------------------------------------
          TABLE OF CONTENTS                           FX ENERGY, INC.
--------------------------------------

Section                           Page


Overview............................2
Risk Factors........................2
Recent Developments.................9                   4,520,000
No Net Proceeds to Us..............15             SHARES OF COMMON STOCK
No Dividends.......................15
Selling Stockholders...............16
Description of Securities..........17
Plan of Distribution...............21
Where You Can Find Additional
  Information......................22
Legal Matters......................23
Experts............................23


Investors should rely on the              --------------------------------------
information contained in this                            PROSPECTUS
prospectus. We have not authorized        --------------------------------------
anyone to provide different
information. This prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in                     _________, 2003
such state or jurisdiction.

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


--------------------------------------------------------------------------------
              ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
--------------------------------------------------------------------------------

The following are the estimated expenses in connection with the distribution of the securities being registered:



         Securities and Exchange Commission registration fee           $  1,149
         Legal fees..................................................    25,000
         Accounting fees and expenses................................    14,000
         Printing expenses...........................................     1,000
         Courier, reproduction and miscellaneous.....................     3,851
                                                                      ----------
                                                               Total    $45,000
                                                                      ==========


All expenses, except the SEC fees, are estimates.

The Selling Stockholders will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the common stock offered hereby in those transactions completed to or through securities brokers and/or dealers in the form of markups, markdowns or commissions.


--------------------------------------------------------------------------------
               ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


Subsection 1 of Section 78.7502 of the Nevada Revised Statutes (the "Nevada Law") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Law or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 78.138 of the Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that
(i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Subsection 2 of Section 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) of Section 78.7502, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 78.751 of the Nevada Law provides that the indemnification provided for by Section 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 of the Nevada Law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 78.7502.

Article VI of the registrant's articles of incorporation provides that, to the fullest extent permitted by the Nevada Law, the registrant shall indemnify directors and may indemnify officers, employees, or agents of the registrant to the extent authorized by the board of directors and in the manner set forth in the bylaws of the registrant. The bylaws provide, pursuant to Subsection 2 of
Section 78.751, that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil or criminal, must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon delivery, if required by Nevada Law, of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by the corporation. The registrant also enters into indemnification agreements consistent with Nevada Law with certain of its directors and officers. In addition, the registrant's officers and directors are provided with indemnification against certain liabilities pursuant to a directors' and officers' liability policy.


Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. (See "Item 17. Undertakings," page II-4.)

--------------------------------------------------------------------------------
                                ITEM 16. EXHIBITS
--------------------------------------------------------------------------------

The following documents are included as exhibits to this Registration Statement, pursuant to Item 601 of regulation S-K:

                SEC
  Exhibit    Reference
  Number*     Number                                Title of Document                                 Location
----------- ------------ ------------------------------------------------------------------------ ----------------------
Item 4.                  Instruments Defining the Rights of Security Holders
------------------------------------------------------------------------------------------------------------------------
   4.01          4       Specimen Stock Certificate                                               Incorporated  by
                                                                                                  reference(1)
   4.02          4       Form of Designation of Rights, Privileges, and Preferences of Series A   Incorporated  by
                           Preferred Stock                                                        reference(2)
   4.03          4       Form of Rights Agreement dated as of April 4, 1997, between FX Energy,   Incorporated  by
                           Inc. and Fidelity Transfer Corp.                                       reference(2)
Item 5.                  Opinion re Legality
------------------------------------------------------------------------------------------------------------------------
   5.01          5       Opinion of Kruse Landa Maycock & Ricks, LLC                              This filing

Item 23                  Consents of Experts and Counsel
------------------------------------------------------------------------------------------------------------------------

   23.01        23       Consent of PricewaterhouseCoopers LLP, independent accountants           This filing
   23.02        23       Consent of Larry D. Krause, Petroleum Engineer                           Original filing
   23.03        23       Consent of Troy-Ikoda Limited, Petroleum Engineers                       Original filing
   23.04        23       Consent of Kruse Landa Maycock & Ricks, LLC                              Included in
                                                                                                  5.01 above

Item 24                  Power of Attorney
------------------------------------------------------------------------------------------------------------------------

   24.01        24       Power of Attorney                                                        Original filing

------------------------
* All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document. Omitted numbers in the sequence refer to documents previously filed as an exhibit, but no longer required.
(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2)  Incorporated by reference from the report on Form 8-K dated April 4, 1997.

--------------------------------------------------------------------------------
                              ITEM 17. UNDERTAKINGS
--------------------------------------------------------------------------------

Rule 415 Offering [Regulation S-K, Item 512(a)]:

The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) to remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

Filings Incorporating Subsequent Exchange Act Documents by Reference [Regulation S-K, Item 512(b)]:

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Incorporated Annual and Quarterly Reports [Regulation S-K, Item 512(e)]:

                  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Request for Acceleration of Effective Date [Regulation S-K, Item 512(h)]:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 27th day of June, 2003.


                                                  FX ENERGY, INC.
                                                  (Registrant)

                                                  By /s/ David N. Pierce
                                                     ---------------------------
                                                     David N. Pierce, President
                                                     (Chief Executive Officer)

                                                  By  /s/ Thomas B. Lovejoy
                                                     ---------------------------
                                                     Thomas B. Lovejoy
                                                     (Chief Financial Officer)


         Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ David N. Pierce
---------------------------
David N. Pierce, Director

/s/ Andrew W. Pierce
---------------------------
Andrew W. Pierce, Director

                                            By /s/ David N. Pierce,
----------------------------------            ----------------------------------
Jerzy B. Maciolek, Director                    David N. Pierce, Attorney-in-Fact
                                               Dated June 27, 2003
/s/ Thomas B. Lovejoy
----------------------------------
Thomas B. Lovejoy, Director

/s/ Scott J. Duncan
----------------------------------
Scott J. Duncan, Director

/s/ Peter L. Raven
----------------------------------
Peter L. Raven, Director


----------------------------------
David L. Worrell, Director


----------------------------------
Arnold S. Grundvig, Jr., Director